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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ATLANTIC DATA SERVICES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

048523104

(Cusip Number)

Robert W. Howe
William H. Gallagher
c/o Atlantic Data Services, Inc.
One Batterymarch Park
Quincy, Massachusetts 02169
(617) 770-3333

Copy To:
Mitchell S. Bloom, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
(617) 248-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	Name of Reporting Person: Robert W. Howe		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,400,000 (See Note 1 below)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,400,000 (See Note 1 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400,000 (See Note 1 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

1.	Name of Reporting Person: William H. Gallagher		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,400,000 (See Note 1 below)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,400,000 (See Note 1 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400,000 (See Note 1 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

1.	Name of Reporting Person: Lee M. Kennedy		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,400,000 (See Note 1 below)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,400,000 (See Note 1 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400,000 (See Note 1 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

1.	Name of Reporting Person: ADS Parent Acquisition LLC		I.R.S. Identification Nos. of above persons (entities only): 20-0379365

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States (Massachusetts)

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,400,000 (See Note 1 below)

		8.	Shared Voting Power: 3,400,000 (See Note 1 below)

		9.	Sole Dispositive Power: 3,400,000 (See Note 1 below)

		10.	Shared Dispositive Power: 3,400,000 (See Note 1 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400,000 (See Note 1 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): OO

SCHEDULE 13D

Note 1: Simultaneous with the effectiveness of the Merger (as described in Item 4), shares of the Common Stock underwent a one-for-two reverse stock split and were reclassified into shares of Special Common Stock, $.001 par value per share (the “Special Common Stock”). For ease of reference, all share numbers in this Schedule 13D do not take account of the reverse split/reclassification.

     This Amendment No. 2 to Schedule 13D is being filed by Robert W. Howe, William H. Gallagher and Lee M. Kennedy (each a “Reporting Person” and collectively the “Reporting Persons”) and ADS Parent Acquisition LLC (“Parent LLC”) in accordance with Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to supplement the Schedule 13D, dated May 9, 2003, with respect to shares of common stock, $.01 par value per share (“Common Stock”), of Atlantic Data Services, Inc., a Massachusetts corporation, (the “Company”) as amended by Amendment No. 1 to Schedule 13D, filed July 23, 2003. The Reporting Persons are Managers of Parent LLC.

     The Reporting Persons and Parent LLC are making a single joint filing pursuant to Rule 13d-1(k)(1) under the Exchange Act.

     The Reporting Persons and Parent LLC may be deemed to be a “group,” along with General Atlantic Partners, LLC, a Delaware limited liability company (“GAP”), General Atlantic Partners II, L.P., a Delaware limited partnership (“GAP II”), and GAP Coinvestment Partners, L.P., a New York limited partnership (“GAPCO” and, collectively with GAP and GAP II, “General Atlantic”), within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4. Except as expressly otherwise set forth herein, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person, General Atlantic or any other person.

     GAP, GAP II and GAPCO filed a Schedule 13D with the SEC on June 9, 1998, amended by Amendment No. 1 thereto dated May 6, 2003, and further amended by Amendment No. 2 thereto dated July 22, 2003. David C. Hodgson, a director of the Company, is a managing member of GAP and is a Manager of Parent LLC.

Item 1. Security and Issuer.

     Unchanged.

Item 2. Identity and Background.

Item 2 is hereby amended by adding the following information:

(a), (b), (c), (f) Parent LLC is a Massachusetts limited liability company. Parent LLC’s business address is c/o Atlantic Data Services, Inc., One Batterymarch Park, Quincy, MA 02169. Parent LLC is organized solely to hold interests in the Company, and may not engage in any other business, trade, profession, purpose or activity.

(d), (e) N/A.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

     The Merger Consideration (as defined in Item 4) payable in connection with the Merger (as defined in Item 4) was paid out of available funds of the Company.

SCHEDULE 13D

Item 4. Purpose of Transaction.

Item 4 is amended and restated as follows:

     The Company entered into an Agreement and Plan of Merger, dated July 21, 2003 (the “Merger Agreement”), with Parent LLC and ADS Acquisition Company LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of Parent LLC (“Acquisition Company”), pursuant to which Acquisition Company merged with and into the Company (the “Merger”). The sole members of Parent LLC are GAP II, GAPCO and the Reporting Persons (collectively, the “Principals”).

     At a special meeting of the stockholders of the Company held on November 12, 2003 (the “Special Meeting”), at which a quorum was present, the Merger Agreement was approved by approximately 78% of the outstanding shares of Common Stock entitled to vote at the Special Meeting.

     The Merger became effective on November 12, 2003 upon the filing of the articles of merger with the Secretary of the Commonwealth of Massachusetts. Pursuant to the terms of the Merger Agreement, Acquisition Company merged with and into the Company, with the Company as the surviving company, and each outstanding share of Common Stock, other than shares held in treasury, shares held by stockholders who exercised dissenters’ rights and 3,400,000 shares then held by the Principals and their affiliates, was converted into the right to receive $3.25 per share in cash or approximately $32.3 million in the aggregate (the “Merger Consideration”). Pursuant to the Merger Agreement, each outstanding option and warrant to purchase Common Stock that was vested and exercisable as of the effective time of the Merger was converted into the right to receive an amount in cash equal to the difference between the per share Merger Consideration and the per share exercise price of such option or warrant, to the extent such difference is a positive number. All other options and warrants to acquire Common Stock were terminated as of the effective time of the Merger. Immediately prior to the effectiveness of the Merger, the Principals contributed an aggregate of 3,400,000 shares of Common Stock then held by them to Parent LLC. As a result, Parent LLC, which is owned solely by the Principals, became the sole stockholder of the Company.

     On November 12, 2003, the Company filed a Form 15 with the SEC, terminating the registration of the Common Stock under the Exchange Act. The Common Stock is therefore no longer an equity security for the purposes of Regulation 13D-G. The Nasdaq Stock Market, Inc. delisted the Common Stock from the Nasdaq National Market at the close of business on November 12, 2003. Simultaneous with the effectiveness of the Merger, shares of the Common Stock underwent a one-for-two reverse stock split and were reclassified into shares of Special Common Stock. For ease of reference, all share numbers in this Schedule 13D do not take account of the reverse split/reclassification.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

     (a), (b) With respect to each Reporting Person and Parent LLC, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person’s cover page. The aggregate number of shares beneficially owned by the Reporting Persons and General Atlantic is 3,400,000, or 100% of the Company’s outstanding Common Stock.

     Except as otherwise set forth herein, each Reporting Person disclaims beneficial ownership, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, the shares

SCHEDULE 13D

of Common Stock beneficially owned by any other Reporting Person or any other person by virtue of the transaction described above in Item 4 or otherwise. Except as specifically set forth herein, the Reporting Persons disclaim membership in any group with respect to Common Stock by virtue of the transaction described above in Item 4 or otherwise.

     The following paragraphs provide the applicable information required by Item 2 with respect to General Atlantic, which information is based upon information disclosed by the Company and General Atlantic in their respective public filings with the SEC and information provided by General Atlantic to the Reporting Persons.

     According to Amendment No. 2 to the Schedule 13D filed by General Atlantic with the SEC on July 22, 2003 (the “GAP 13D”), the general partner of GAP II is GAP. According to the GAP 13D , the managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the “GAP Managing Members”). According to the GAP 13D, the GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO. Mr. Hodgson serves on the Board of Directors of the Company. According to the GAP 13D, the business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. According to the GAP 13D, the business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. According to the GAP 13D, the business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. According to the GAP 13D, the business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20191. According to the GAP 13D, the business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. According to the GAP 13D, the business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. According to the GAP 13D, Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. According to the GAP 13D, the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. According to the GAP 13D, each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

     According to the GAP 13D, none of GAP, GAP II or GAPCO, and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

     (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock other than the Merger during the past 60 days.

     (d), (e) N/A.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     Unchanged.

SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

     Unchanged.

SCHEDULE 13D

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2003

By:	/s/ Robert W. Howe

Robert W. Howe

By:	/s/ William H. Gallagher

William H. Gallagher

By:	/s/ Lee M. Kennedy

Lee M. Kennedy

ADS Parent Acquisition LLC

By:	/s/ William H. Gallagher

Name: William H. Gallagher
Title: Manager